

December 27, 2012

Via E-Mail
Randel G. Owen
Chief Financial Officer and Executive Vice President
6200 South Syracuse Way, Suite 200
Greenwood Village, CO 80111

>   **Re: Emergency Medical Services Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed March 16, 2012**
>   **File No. 001-32701**

Dear Mr. Owen:

        We have reviewed your filing and have the following comments. Please respond to this letter within 10 business days by confirming that you will revise your document in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis
Results of Operations, page 79

1. We note from your disclosure here that for purposes of presenting a comparison of your 2011 results to prior periods you have presented and disclosed your 2011 results as the mathematical addition of the predecessor period (January 1, 2011 to May 24, 20011) and successor period (May 25, 2011 to December 31, 2011). Please note that this combined presentation does not comply with GAAP. We note your belief that this presentation provides meaningful information about your results of operations. However, although you may believe this discussion provides meaningful information, and therefore a supplemental presentation of this type may be appropriate, you are still required to present and discuss in MD&A actual results for the fiscal 2011 predecessor and successor periods, as presented on the face of your financial statements, in the position of greatest prominence. In addition to the preceding, you may also provide a supplemental comparative discussion of the results for fiscal 2011 and fiscal 2010 prepared on a pro forma basis consistent with the requirements set forth in Article 11-02(b) of Regulation S-X that reflects the effects of the merger. In this regard, disclosure should be provided to explain how the pro forma presentation was derived, why you believe the presentation to be useful, and any potential risks associated with using

such a presentation (the potential that such results might not necessarily be indicative of future results for example, depending on how the information has been prepared, and the period that it covers). Please revise your disclosure accordingly.

Notes to Consolidated Financial Statements
Note 16. Insurance, page F-39

2. Please note that when a liability is recognized on a discounted basis, the notes to the financial statements should also include the following disclosures:

   • Expected aggregate undiscounted amount;
   • Expected payments for each of the five succeeding years, and the aggregate amount
     thereafter;
   • A reconciliation of the expected aggregate undiscounted amount to amounts recognized in
     the statement of financial position; and
   • An explanation of material changes in the expected aggregate amount since the prior
     balance sheet date, other than those resulting from pay-down of the obligation.

   Please refer by analogy to the guidance in SAB Topic 5.Y and revise your disclosure accordingly.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   • staff comments or changes to disclosure in response to staff comments do not foreclose
     the Commission from taking any action with respect to the filing; and
   • the company may not assert staff comments as a defense in any proceeding initiated by
     the Commission or any person under the federal securities laws of the United States.

   Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

   Sincerely,

   /s/ Lyn Shenk

   Lyn Shenk
   Branch Chief